# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Global Blue Group Holding AG, CIK 0001799983
CUSIP: H33700107
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: ZURICHSTRASSE 38, 8306, BRUTTISELLEN, Switzerland (V8), 8306
Date of event which requires filing of this statement: 02/16/2025
Amends the filing with accession number 0001193125-20-241047
Filed by CIK 0001813194
Persons authorized to receive notices and communications: Andrew J. Schader, Esq., c/o Silver Lake, 55 Hudson Yards, 550 West 34th Street, 40th Floor, New York, New York (NY), 10001, 212-981-5600; Kenneth B. Wallach, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000; Xiaohui (Hui) Lin, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000

## Reporting persons
- Global Blue Holding L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 42,512,571; sole dispositive power 0; shared dispositive power 42,512,571; aggregate amount beneficially owned 42,512,571 (20.5% of the class)
- SL Globetrotter, L.P. (CIK 0001813194): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 109,749,713; sole dispositive power 0; shared dispositive power 109,749,713; aggregate amount beneficially owned 109,749,713 (50.4% of the class)
- SL Globetrotter GP, Ltd. (CIK 0001813197): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 152,262,284; sole dispositive power 0; shared dispositive power 152,262,284; aggregate amount beneficially owned 152,262,284 (67.5% of the class)
- Silver Lake Technology Associates III Cayman, L.P. (CIK 0001623274): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 152,262,284; sole dispositive power 0; shared dispositive power 152,262,284; aggregate amount beneficially owned 152,262,284 (67.5% of the class)
- Silver Lake (Offshore) AIV GP III, Ltd. (CIK 0001487793): type of reporting person: corporation (CO); source of funds: other (OO); sole voting power 0; shared voting power 152,262,284; sole dispositive power 0; shared dispositive power 152,262,284; aggregate amount beneficially owned 152,262,284 (67.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Global Blue Group Holding AG
Address of issuer's principal executive offices: ZURICHSTRASSE 38, 8306, BRUTTISELLEN, Switzerland (V8), 8306
Comment:
This Amendment No. 4 (the "Amendment") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on September 8, 2020, as amended by Amendment No. 1 filed with the SEC on May 6, 2022, as amended by Amendment No. 2 filed with the SEC on November 20, 2023, as amended by Amendment No. 3 filed with the SEC on November 30, 2023 (as amended, the "Schedule 13D") related to the ordinary shares (the "Ordinary Shares") of Global Blue Group Holding AG, a stock corporation (Aktiengesellschaft) incorporated under Swiss law (the "Issuer"), with its registered office in Zurichstrasse 38, 8306 Bruttisellen, Switzerland.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Schedule 13D is hereby amended and supplemented to include the amended and restated Annex A attached hereto, which is incorporated herein by reference in response to this Item 2 and contains certain information concerning the identity and background of each of the directors of SL III Offshore Ltd and Globetrotter GP

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 16, 2025, the Issuer entered into a Transaction Agreement (the "Transaction Agreement") by and between the Issuer and Shift4 Payments, Inc. ("Shift4"). Pursuant to the Transaction Agreement, Shift4 will cause a newly formed subsidiary of Shift4 ("Merger Sub") to commence a tender offer (the "Offer") to purchase all of the issued and outstanding shares in the Issuer and following the settlement of the Offer the Issuer will merge with and into Merger Sub, with Merger Sub surviving the merger (the "Merger" and, collectively with the other transactions contemplated by the Transaction Agreement, the "Transactions").

On the same date and in connection with the Issuer's entry into the Transaction Agreement, Globetrotter and Cayman Holdings entered into a Tender and Support Agreement (the "Tender and Support Agreement") with Shift4. For the remainder of Item 4, any capitalized term used but not defined herein shall have the meaning ascribed to it in the Tender and Support Agreement. Under the Tender and Support Agreement, and subject to the terms and conditions thereof, each of Globetrotter and Cayman Holdings have agreed to, among other things, to tender its shares held in the Issuer ("Global Blue Shares") in the Offer and vote its Global Blue Shares at any meeting of the shareholders of the Issuer (i) for, among other things, the approval and adoption of the Board Modification (as defined in the Tender and Support Agreement) and any other proposal required for the consummation of the transactions contemplated by the Transaction Agreement, (ii) against any proposal or motion that would reasonably be expected to (A) directly result in a breach of any covenant, representation or warranty or any other obligation or agreement of Issuer contained in the Transaction Agreement, or (B) result in any conditions to the Offer set forth in Annex C of the Transaction Agreement not being satisfied prior to 5:00 p.m., New York City time on September 30, 2025 (or February 16, 2026 if such end date is extended pursuant to the Transaction Agreement), (iii) against any change in the board of directors of the Issuer (the "Global Blue Board") (other than the Board Modification or in the event of a director's death or resignation, to fill the vacancy created thereby) and (iv) against any Company Takeover Proposal (as defined in the Tender and Support Agreement) and against any other action, agreement or transaction involving the Issuer that would reasonably be expected to materially impede, materially delay or prevent the consummation of the Offer.

Globetrotter and Cayman Holdings have agreed, to certain other terms and conditions, including not to transfer, directly or indirectly, its Global Blue Shares and not to, directly or indirectly, solicit, initiate, propose, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or would reasonably be expected to lead to a Company Takeover Proposal, or take certain other restricted actions in connection therewith.

Globetrotter and Cayman Holdings's obligations under the Tender and Support Agreement terminate as follows:

- (i)(A) immediately if prior to the date that is the later of (1) March 4, 2025 and (2) the fifth business day immediately following Shift4's receipt of a final notice of a change of recommendation by the Global Blue Board or a final notice of a Company Superior Proposal with respect to a Company Takeover Proposal with respect to which the Issuer has delivered to Shift4 either a Notice of Company Recommendation Change or a Notice of Superior Proposal, in each case, prior to 11:59 p.m. New York City time on March 4, 2025 (in each case, subject to Shift4's match and notice rights under the Transaction Agreement) (the "Applicable Period"), either (x) upon written notice by such Globetrotter and Cayman Holdings to Shift4, if there has been a change of recommendation of the Global Blue Board or (y) upon termination of the Transaction Agreement by Shift4 following a change of recommendation by the Global Blue Board or a termination by the Issuer in order to enter into a Company Superior Proposal substantially concurrently with the termination of the Transaction Agreement, and (B) from and after the expiration of the Applicable Period, on the date that is (1) three months following the termination of the Transaction Agreement, if the Transaction Agreement is terminated in accordance by Shift4 following a change of recommendation by the Global Blue Board or (2) five months following the termination of the Transaction Agreement, if the Transaction Agreement is terminated as a result of a material uncured breach by the Issuer that results from a willful breach by the Issuer or by the Issuer in order to enter into a Company Superior Proposal substantially concurrently with the termination of the Transaction Agreement,

- (ii) immediately upon termination of the Transaction Agreement in any circumstance, other than those discussed above,

- (iii) immediately as of and following the Acceptance Time, or

- (iv) immediately, upon written notice by such Globetrotter and Cayman Holdings to Shift4, if there has been any modification, waiver or amendment to any provision of the Transaction Agreement that reduces or changes the form of Offer Consideration to be paid in respect of the Global Blue Shares (in each case, without such Globetrotter and Cayman Holdings's prior written consent).

Globetrotter and Cayman Holdings have entered into the Tender and Support Agreement solely in their capacity as a beneficial owner of Global Blue Shares and nothing in the Tender and Support Agreement restricts any officer of director of the Global Blue Board from taking any action in his or her capacity as an officer of member of the Global Blue Board.

The Tender and Support Agreement has been included to provide information regarding its terms. It is not intended to modify or supplement any factual disclosures about the Issuer or Shift4 in any public reports filed with the SEC by the Issuer or Shift4.

The foregoing description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of each of the Tender and Support Agreement, which is attached hereto as Exhibit M hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) through (c) is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of the Schedule 13D is incorporated by reference in its entirety into this Item 5.

By virtue of the relationships and agreements among the Reporting Persons described herein, the Reporting Persons are a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 (the "Exchange Act"). As such, the Reporting Persons may be deemed to beneficially own an aggregate of 152,262,284 Ordinary Shares of the Issuer, which includes: (i) 34,871,499 Ordinary Shares held by Cayman Holdings, (ii) 2,701,935 Global Blue Warrants held directly by Cayman Holdings exercisable for 2,701,935 Ordinary Shares, (iii) 4,939,137 Series A Preferred Shares held directly by Cayman Holdings that are convertible into 4,939,137 Ordinary Shares, (iv) 91,230,811 Ordinary Shares held directly by Globetrotter, (v) 6,548,415 Global Blue Warrants held directly by Globetrotter that are exercisable for 6,548,415 Ordinary Shares, and (vi) 11,970,487 Series A Preferred Shares held directly by Globetrotter that are convertible into 11,970,487 Ordinary Shares, representing in the aggregate approximately 67.5% of the issued and outstanding Ordinary Shares of the Issuer calculated on the basis of Rule 13d-3 of the Exchange Act.

Calculations of beneficial ownership described herein are based on 199,366,170 Ordinary Shares outstanding as of February 12, 2025 (excluding Ordinary Shares held in treasury), as set forth in the Transaction Agreement filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Shift4 on February 18, 2025, and take into account any Ordinary Shares issuable upon the exercise of Global Blue Warrants and/or the conversion of Series A Preferred Shares beneficially owned by each Reporting Person, as applicable.

By virtue of the agreements described in Item 6 of the Schedule 13D, as amended, the Reporting Persons and certain parties thereto may each be deemed to be a member of a "group" for purposes of Section 13(d) of the Exchange Act. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are members of any such group. Each Reporting Person disclaims beneficial ownership of the Ordinary Shares that may be deemed to be beneficially owned by such parties.

None of the persons listed in Annex A of the Schedule 13D filed herewith beneficially owns any Ordinary Shares.

(b) See Item 5(a) above.

(c) Other than as described herein, none of the Reporting Persons have effected any transaction with respect to the Ordinary Shares in the prior sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is hereby amended and supplemented to incorporate by reference the information in Item 4 of this Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented to include the following exhibit:

99.1. Annex A: Annex A-1 Managing Members of Silver Lake (Offshore) AIV GP I and Annex A-2 Managing
Members of SL Globetrotter GP, Ltd. (filed herewith).

M Tender and Support Agreement (incorporated herein by reference from Exhibit 10.1 to the Current Report on Form 8-K filed by Shift4 on February 18, 2025).

## Signatures
- Global Blue Holding L.P.: /s/ Joseph Osnoss, Joseph Osnoss, Director, SL Globetrotter GP, Ltd., its general partner (02/18/2025)
- SL Globetrotter, L.P.: /s/ Joseph Osnoss, Joseph Osnoss, Director, SL Globetrotter GP, Ltd., its general partner (02/18/2025)
- SL Globetrotter GP, Ltd.: /s/ Joseph Osnoss, Joseph Osnoss, Director (02/18/2025)
- Silver Lake Technology Associates III Cayman, L.P.: /s/ Joseph Osnoss, Joseph Osnoss, Director, Silver Lake (Offshore) AIV GP III, Ltd., its general partner (02/18/2025)
- Silver Lake (Offshore) AIV GP III, Ltd.: /s/ Joseph Osnoss, Joseph Osnoss, Director (02/18/2025)